

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 7, 2017

Michael Bannon
President
Drone USA, Inc.
One World Trade Center
285 Fulton Street, 85th Floor
New York, NY 10007

> **Re:** **Drone USA, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed July 26, 2017**
> **File No. 000-55789**

Dear Mr. Bannon:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 17, 2017 letter.

General

1. We note your disclosure that Mr. Antonelos resigned as a director and chief financial officer on July 10, 2017, and that Mr. Ferro was terminated by the Board for cause on July 7, 2017. Please revise your disclosure throughout your filing to reflect the departure of both Mr. Antonelos and Mr. Ferro. For example, it appears that the beneficial ownership table provided on page 53 and dated as of July 15, 2017 includes the shares held by Messrs. Antonelos and Ferro in the total number of shares held by all officers and directors as a group. Similarly, the table provided on page 54 and dated as of July 15, 2017 identifies Dennis Antonelos as Chief Financial Officer and Director, and identifies Paulo Ferro as Chief Strategy Officer and Director.

Security Ownership of Certain Beneficial Owners and Management, page 53

2. We note your response to prior comment 6. Please provide the address for TCA in a separate column or a footnote to the table. Refer to Item 403(a) of Regulation S-K.

    You may contact Amy Geddes at (202) 551-3304 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure